Free Writing Prospectus

Filing Pursuant to Rule 433

Filed on October 28, 2013

Registration Number 333-183634

(To Prospectus dated August 30, 2012 and

Preliminary Prospectus Supplement dated October 28, 2013)

$300,000,000

Flowserve Corporation

4.000% Senior Notes due 2023

Final Term Sheet

October 28, 2013

Issuer:	Flowserve Corporation
Size:	$300,000,000
Maturity Date:	November 15, 2023
Coupon (Interest Rate):	4.000%
Yield to Maturity:	4.057%
Spread to Benchmark Treasury:	T+155 bps
Benchmark Treasury:	UST 2.50% due August 15, 2023
Benchmark Treasury Price /Yield:	99-30/ 2.507%
Interest Payment Dates:	Semi-annually on each May 15 and November 15, commencing on May 15, 2014.
Make-Whole Call:	Make-whole at T+25bps (before August 15, 2023 (three months prior to the Maturity Date))
Par Call:	At any time on or after August 15, 2023 (three months prior to the Maturity Date), the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.
Price to Public:	99.532%
Trade Date:	October 28, 2013
Settlement Date*:	November 1, 2013 (T+4)
CUSIP / ISIN:	34354P AD7/ US34354PAD78
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC
Credit Agricole Securities (USA) Inc.
Co-Managers:	BBVA Securities Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Citigroup Global Markets Inc.
SMBC Nikko Securities America, Inc.
Underwriting (Conflicts of interest):	Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, and Credit Agricole Corporate & Investment Bank, an affiliate of Credit Agricole Securities (USA) Inc., are lenders under the Revolving Credit Facility. Because a portion of the net proceeds of this offering may be used to repay all or a portion of the Revolving Credit Facility, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Credit Agricole Securities (USA) Inc. or their respective affiliates may each receive more than 5% of the proceeds of this offering and, therefore, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Credit Agricole Securities (USA) Inc. are deemed to have a “conflict of interest” under FINRA Rule 5121.

Ratings**:	Moody’s: Baa2 ( stable outlook)
S&P: BBB- (stable outlook)
Fitch: BBB (stable outlook)

* It is expected that delivery of the notes will be made against payment therefor on or about November 1, 2013, which will be the fourth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the pricing date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

**Note: Security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or emailing dg.prospectus_requests@baml.com, or by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897 or emailing: cmclientsupport@wellsfargo.com.